Exhibit 99.1

Vasta Platform Limited Announces Results of Annual General Meeting
Held on September 5, 2025

São Paulo, Brazil, September 5, 2025 – Vasta Platform Limited, or Vasta (Nasdaq: VSTA), announces that the resolutions as set out in its Notice of Annual General Meeting dated August 15, 2025 were duly passed at its Annual General Meeting held today.

About Vasta

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private and public schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners and public school administrators. Vasta’s mission is to help private and public K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

Contact

Investor Relations

ir@vastaplatform.com